UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

532403201

(CUSIP Number)

February 17, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. Jonathan M. Glaser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	44,490

	6.	SHARED VOTING POWER	1,239,052

	7.	SOLE DISPOSITIVE POWER	44,490

	8.	SHARED DISPOSITIVE POWER	1,239,052

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,283,542(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.72%(2)

12.	TYPE OF REPORTING PERSON IN

(1)      Jonathan M. Glaser beneficially owns 1,283,542 shares of Common Stock of which 44,490 shares are held by the JMG Capital Management LLC 401(k) Profit Sharing Plan (the “Profit Sharing Plan”), of which Mr. Glaser is the sole trustee; 286,575 shares are held by The Jonathan & Nancy Glaser Family Trust DTD 12/16/1998 (the “Trust”), of which Mr. Glaser and Nancy Glaser are co-trustees; and 952,477 shares are held by Pacific Capital Management, LLC, of which JMG Capital Management, Inc. (the “Manager”) serves as the managing member. The Manager is wholly-owned by the Trust and Mr. Glaser serves as the sole director and president of the Manager. Mr. Glaser disclaims any ownership of the shares of Common Stock held by the Profit Sharing Plan and this Schedule 13G should not be deemed an admission that Mr. Glaser is the beneficial owner of the shares held by the Profit Sharing Plan for any purpose.

(2)      Calculated based upon a total of 19,103,602 shares of Common Stock issued and outstanding as of November 14, 2016, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2016.

1.	NAMES OF REPORTING PERSONS. Nancy E. Glaser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	1,239,052

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	1,239,052

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,239,052 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.49%(2)

12.	TYPE OF REPORTING PERSON IN

(1)     Nancy Glaser beneficially owns 1,239,052 shares of Common Stock, of which 286,575 shares are held by Trust, of which Mrs. Glaser and Jonathan Glaser are co-trustees; and 952,477 shares are held by Pacific Capital Management, LLC, of which the Manager serves as the managing member. The Manager is wholly-owned by the Trust and Mr. Glaser serves as the sole director and president of the Manager.

(2)     Calculated based upon a total of 19,103,602 shares of Common Stock issued and outstanding as of November 14, 2016, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2016.

1.	NAMES OF REPORTING PERSONS. The Jonathan & Nancy Glaser Family Trust DTD 12/16/1998

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	1,239,052

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	1,239,052

	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,239,052 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.49% (2)

12.	TYPE OF REPORTING PERSON OO

(1)     The Trust beneficially owns 1,239,052 shares of Common Stock, of which 952,477 shares are held by Pacific Capital Management, LLC, of which the Manager serves as the managing member. The Manager is wholly-owned by the Trust and Jonathan Glaser serves as the sole director and president of the Manager.

(2)     Calculated based upon a total of 19,103,602 shares of Common Stock issued and outstanding as of November 14, 2016, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2016..

CUSIP NO. 532403201	Page 5 of 7

Item 1(a).	Name of Issuer.

Lilis Energy, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

300 East Sonterra, Blvd. Suite 1220

San Antonio, TX 78258

Item 2(a).	Name of Person Filing.

Jonathan M. Glaser

Nancy E. Glaser

The Jonathan & Nancy Glaser Family Trust DTD 12/16/1998

Item 2(b).	Address of Principal Business Office, or, if None, Residence.

11601 Wilshire Boulevard, Suite 2180, Los Angeles, CA 90025

Item 2(c).	Citizenship.

United States.

Item 2(d).	Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.0001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.

532403201

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP NO. 532403201	Page 6 of 7

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Joint Filing Agreement attached as Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 10, 2017

/s/ Jonathan M. Glaser
Jonathan M. Glaser

/s/ Nancy E. Glaser
Nancy E. Glaser

The Jonathan & Nancy Glaser Family Trust DTD 12/16/1998

/s/ Jonathan M. Glaser
By: Jonathan M. Glaser, Co-Trustee

/s/ Nancy E. Glaser
By: Nancy E. Glaser, Co-Trustee